Castlerock Security Holdings, Inc.

2101 S. Arlington Heights Road, Suite 150

Arlington Heights, Illinois 60005

April 12, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Castlerock Security Holdings, Inc.
S-1 Registration Statement: (File No. 333-170424)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Castlerock Security Holdings, Inc. (the “Company”) hereby applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the Company’s Registration Statement (File No. 333-170424) on Form S-1 filed with the Commission on November 5, 2010, including all exhibits and amendments thereto (the “Registration Statement”).  The Registration Statement was originally filed with the Commission on November 5, 2010 and was amended on January 19, 2011.

The Registration Statement was filed in connection with a proposed public offering of the Company’s common stock, par value $0.01 per share (the “Common Stock”).  The Company has determined not to move forward with the proposed public offering at this time.  Therefore, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.  The Registration Statement was not declared effective by the Commission and no sales of the Company’s Common Stock were made pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send by fax to the undersigned, at fax number (847)890-6688, a fax copy of the order consenting to the withdrawal of the Registration Statement when it is available.

If you have any questions, please contact Beth J. Rosner of Neal, Gerber & Eisenberg LLP at 312-269-8478.

Sincerely,

Castlerock Security Holdings, Inc.

By:	/s/ James F. Ingold
Name: James F. Ingold